Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2019 and 2018
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	June 30,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$191	$332
Accounts receivable and other current assets	1,170	1,357
Prepaid expenses	62	84
Inventories	369	398
Regulatory assets (Note 6)	333	324
Assets held for sale (Note 11)	—	766
Total current assets	2,125	3,261
Other assets	617	552
Regulatory assets (Note 6)	2,957	2,854
Property, plant and equipment, net	32,752	32,654
Intangible assets, net	1,156	1,200
Goodwill	12,092	12,530
Total assets	$51,699	$53,051

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$305	$60
Accounts payable and other current liabilities	1,862	2,289
Regulatory liabilities (Note 6)	640	656
Current installments of long-term debt (Note 7)	380	926
Current installments of finance leases (Note 8)	231	252
Liabilities associated with assets held for sale (Note 11)	—	69
Total current liabilities	3,418	4,252
Other liabilities	1,249	1,138
Regulatory liabilities (Note 6)	2,860	2,970
Deferred income taxes	2,797	2,686
Long-term debt (Note 7)	22,230	23,159
Finance leases (Note 8)	331	390
Total liabilities	32,885	34,595
Commitments and contingencies (Note 17)
Equity
Common shares (1)	12,238	11,889
Preference shares	1,623	1,623
Additional paid-in capital	11	11
Accumulated other comprehensive income	468	928
Retained earnings	2,919	2,082
Shareholders' equity	17,259	16,533
Non-controlling interests	1,555	1,923
Total equity	18,814	18,456
Total liabilities and equity	$51,699	$53,051

(1) No par value. Unlimited authorized shares; 435.8 million and 428.5 million issued and outstanding as at June 30, 2019 and December 31, 2018, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Revenue	$1,970	$1,947	$4,406	$4,144

Expenses
Energy supply costs	496	507	1,329	1,236
Operating expenses	603	553	1,219	1,106
Depreciation and amortization	338	309	672	611
Total expenses	1,437	1,369	3,220	2,953
Gain on disposition (Note 11)	577	—	577	—
Operating income	1,110	578	1,763	1,191
Other income, net (Note 12)	43	18	81	27
Finance charges	263	243	532	479
Earnings before income tax expense	890	353	1,312	739
Income tax expense	125	61	191	83
Net earnings	$765	$292	$1,121	$656

Net earnings attributable to:
Non-controlling interests	$28	$35	$56	$60
Preference equity shareholders	17	17	34	33
Common equity shareholders	720	240	1,031	563
	$765	$292	$1,121	$656

Earnings per common share (Note 14)
Basic	$1.66	$0.57	$2.39	$1.33
Diluted	$1.66	$0.57	$2.39	$1.33

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Net earnings	$765	$292	$1,121	$656

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(257)	245	(523)	551
Comprehensive income	$508	$537	$598	$1,207

Comprehensive (loss) income attributable to:
Non-controlling interests	$(2)	$68	$(7)	$132
Preference equity shareholders	17	17	34	33
Common equity shareholders	493	452	571	1,042
	$508	$537	$598	$1,207
(1) Net of hedging activities and income tax expense of $4 million and $9 million for the three and six months ended June 30, 2019, respectively (three and six months ended June 30, 2018 - $nil and $nil)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Operating activities
Net earnings	$765	$292	$1,121	$656
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation - property, plant and equipment	297	276	595	545
Amortization - intangible assets	34	25	64	51
Amortization - other	7	8	13	15
Deferred income tax expense	88	76	111	61
Equity component of allowance for funds used during construction (Note 12)	(19)	(15)	(37)	(30)
Gain on disposition (Note 11)	(583)	—	(583)	—
Other	40	48	74	62
Change in long-term regulatory assets and liabilities	(36)	(38)	(86)	2
Change in working capital (Note 15)	38	10	(100)	(91)
Cash from operating activities	631	682	1,172	1,271
Investing activities
Capital expenditures - property, plant and equipment	(814)	(724)	(1,526)	(1,379)
Capital expenditures - intangible assets	(29)	(68)	(57)	(98)
Contributions in aid of construction	23	33	49	60
Proceeds on disposition (Note 11)	995	—	995	—
Other	(76)	(33)	(94)	(53)
Cash from (used in) investing activities	99	(792)	(633)	(1,470)
Financing activities
Proceeds from long-term debt, net of issuance costs	320	32	392	352
Repayments of long-term debt, net of extinguishment costs, and finance leases	(922)	(85)	(939)	(231)
Borrowings under committed credit facilities	2,221	1,196	3,684	2,362
Repayments under committed credit facilities	(2,545)	(1,079)	(3,963)	(2,185)
Net change in short-term borrowings	144	25	261	23
Issue of common shares, net of costs and dividends reinvested (Note 9)	164	5	196	20
Dividends
Common shares, net of dividends reinvested	(118)	(114)	(236)	(230)
Preference shares	(17)	(17)	(34)	(33)
Subsidiary dividends paid to non-controlling interests	(19)	(16)	(51)	(40)
Other	(4)	22	8	20
Cash (used in) from financing activities	(776)	(31)	(682)	58
Effect of exchange rate changes on cash and cash equivalents	(5)	5	(13)	11
Change in cash and cash equivalents	(51)	(136)	(156)	(130)
Change in cash associated with assets held for sale	9	—	15	—
Cash and cash equivalents, beginning of period	233	333	332	327
Cash and cash equivalents, end of period	$191	$197	$191	$197

Supplementary Cash Flow Information (Note 15)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares (Note 9)	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	1,065	56	1,121
Other comprehensive loss	—	—	—	—	(460)	—	(63)	(523)
Common shares issued	7.3	349	—	(4)	—	—	—	345
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(51)	(51)
Dividends declared on common shares ($0.45 per share)	—	—	—	—	—	(194)	—	(194)
Dividends declared on preference shares	—	—	—	—	—	(34)	—	(34)
Disposition (Note 11)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	4	—	—	8	12
As at June 30, 2019	435.8	$12,238	$1,623	$11	$468	$2,919	$1,555	$18,814

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	596	60	656
Other comprehensive income	—	—	—	—	479	—	72	551
Common shares issued	3.7	149	—	(1)	—	—	—	148
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(40)	(40)
Dividends declared on common shares ($0.425 per share)	—	—	—	—	—	(180)	—	(180)
Dividends declared on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	1	—	—	12	13
As at June 30, 2018	424.8	$11,731	$1,623	$10	$540	$2,110	$1,850	$17,864

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is principally a North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Holdings Corp., ITC Investment Holdings Inc. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. The long-term contracted generation assets in British Columbia were sold on April 16, 2019 (Note 11).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and the non-regulated holding company FortisBC Holdings Inc ("FHI") of FortisBC Energy.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in its 2018 annual audited consolidated financial statements ("2018 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2019 follows.

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

ITC

In March 2019 the Federal Energy Regulatory Commission ("FERC") issued a notice of inquiry seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC.

In March 2019 FERC issued a second notice of inquiry seeking comments on whether and how recent policies concerning the determination of the base rate of return on common equity ("ROE") for electric utilities should be modified. The outcome may impact ITC’s future base ROE.

Refer to the Corporation's 2018 Annual Financial Statements for further information on ITC’s incentive adders and ROE complaints.

UNS Energy

General Rate Application
In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million effective May 1, 2020 with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. A decision is expected in 2020.

Transmission Rate Application
In May 2019 TEP filed a proposal with FERC requesting that a forward-looking formula rate replace TEP's stated transmission rates which would allow for more timely recovery of transmission-related costs. On July 31, 2019, FERC issued an order accepting TEP's proposed rate revisions, effective August 1, 2019, subject to refund following hearing and settlement procedures.

FortisBC Energy and FortisBC Electric

In March 2019 FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024. A decision is expected in 2020.

FortisAlberta

Second-Term Performance-Based Rate-Setting Proceeding
The Alberta Utilities Commission ("AUC") continues to review regulatory applications for rebasing inputs included in rates under performance-based rate setting ("PBR") for 2018 to 2022, including anomaly related adjustments and approved changes to depreciation parameters. FortisAlberta's 2018 and 2019 PBR rates remain interim pending the completion of the AUC's review.

Generic Cost of Capital Proceeding
In December 2018 the AUC initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years.

3. ACCOUNTING POLICIES

The condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America and are in Canadian dollars unless otherwise noted.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2018 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2018 Annual Financial Statements, except as described below.

New Accounting Policies

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures (Note 8).

At lease inception, the right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows.

Hedging
Effective January 1, 2019, the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the Interim Financial Statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted elements of ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, that are allowed to be early adopted. This ASU improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The partial adoption of this ASU removed the following disclosures: (a) the amount of, and reasons for, transfers between level 2 and level 3 of the fair value hierarchy; (b) the policy for timing of transfers between levels; and (c) the valuation processes for level 3 fair value measurements.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Financial Instruments

ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Adoption is not expected to have a material impact on the consolidated financial statements and related disclosures.

Pensions and Other Post-Retirement Plan Disclosures

ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, issued in August 2018, is effective for Fortis January 1, 2021 and is to be applied on a retrospective basis for all periods presented. Principally, it modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removes the following disclosures: (a) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; (b) the amount and timing of plan assets expected to be returned to the employer; and (c) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits. Fortis plans to early adopt this update in the 2019 annual audited consolidated financial statements.

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory status and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2019 and 2018.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2019	2018	2019	2018
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	1	4	17	19
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	6	6	12	13

(1)	Reflects amounts to the April 16, 2019, disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") (Note 11)

As at June 30, 2019, accounts receivable included approximately $9 million due from BEL (December 31, 2018 - $16 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. As at June 30, 2019, there were inter-segment loans outstanding of $73 million (December 31, 2018 - $nil). Total interest charged was not material for the three and six months ended June 30, 2019.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
June 30, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	428	500	199	235	150	90	343	1,945	25	—	—	1,970
Energy supply costs	—	164	58	63	—	15	195	495	1	—	—	496
Operating expenses	132	161	107	78	36	27	46	587	9	7	—	603
Depreciation and amortization	68	74	19	59	53	15	44	332	5	1	—	338
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	228	101	15	35	61	33	58	531	10	569	—	1,110
Other income, net	12	5	4	3	—	1	—	25	1	17	—	43
Finance charges	79	33	11	34	27	18	19	221	(1)	43	—	263
Income tax expense	39	13	1	(6)	—	1	6	54	1	70	—	125
Net earnings	122	60	7	10	34	15	33	281	11	473	—	765
Non-controlling interests	21	—	—	—	—	—	4	25	3	—	—	28
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	101	60	7	10	34	15	29	256	8	456	—	720
Goodwill	8,037	1,809	591	913	228	235	252	12,065	27	—	—	12,092
Total assets	19,533	9,884	3,574	6,885	4,732	2,267	4,085	50,960	671	187	(119)	51,699
Capital expenditures	301	156	78	104	95	26	68	828	7	8	—	843

Quarter Ended
June 30, 2018
($ millions)
Revenue	374	530	201	226	143	89	336	1,899	49	—	(1)	1,947
Energy supply costs	—	186	63	50	—	19	189	507	—	—	—	507
Operating expenses	109	157	97	75	39	24	43	544	6	4	(1)	553
Depreciation and amortization	57	67	18	55	48	15	40	300	8	1	—	309
Operating income	208	120	23	46	56	31	64	548	35	(5)	—	578
Other income, net	11	4	3	1	—	—	1	20	—	(2)	—	18
Finance charges	70	25	11	34	24	10	19	193	2	48	—	243
Income tax expense	45	18	3	6	—	6	7	85	—	(24)	—	61
Net earnings	104	81	12	7	32	15	39	290	33	(31)	—	292
Non-controlling interests	18	—	—	—	—	—	4	22	13	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	86	81	12	7	32	15	35	268	20	(48)	—	240
Goodwill	8,082	1,819	594	913	227	235	253	12,123	27	—	—	12,150
Total assets	18,786	9,451	3,376	6,347	4,550	2,210	3,930	48,650	1,566	84	(51)	50,249
Capital expenditures	245	144	59	114	104	25	72	763	29	—	—	792

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
June 30, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	836	1,043	476	720	295	209	769	4,348	61	—	(3)	4,406
Energy supply costs	—	396	150	244	—	55	482	1,327	2	—	—	1,329
Operating expenses	256	313	225	161	77	52	93	1,177	23	22	(3)	1,219
Depreciation and amortization	131	148	39	118	105	31	86	658	13	1	—	672
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	449	186	62	197	113	71	108	1,186	23	554	—	1,763
Other income, net	22	14	8	6	1	2	1	54	2	25	—	81
Finance charges	156	66	22	69	52	36	39	440	—	92	—	532
Income tax expense	81	19	9	24	1	6	11	151	1	39	—	191
Net earnings	234	115	39	110	61	31	59	649	24	448	—	1,121
Non-controlling interests	41	—	—	—	—	—	7	48	8	—	—	56
Preference share dividends	—	—	—	—	—	—	—	—	—	34	—	34
Net earnings attributable to common equity shareholders	193	115	39	110	61	31	52	601	16	414	—	1,031
Goodwill	8,037	1,809	591	913	228	235	252	12,065	27	—	—	12,092
Total assets	19,533	9,884	3,574	6,885	4,732	2,267	4,085	50,960	671	187	(119)	51,699
Capital expenditures	537	323	142	174	202	51	124	1,553	13	17	—	1,583

Year-to-Date
June 30, 2018
($ millions)
Revenue	728	974	476	655	284	201	733	4,051	97	—	(4)	4,144
Energy supply costs	—	348	182	184	—	62	459	1,235	1	—	—	1,236
Operating expenses	212	296	202	151	81	50	88	1,080	19	11	(4)	1,106
Depreciation and amortization	113	132	35	110	95	30	79	594	16	1	—	611
Operating income	403	198	57	210	108	59	107	1,142	61	(12)	—	1,191
Other income, net	21	6	5	2	—	1	—	35	—	(8)	—	27
Finance charges	138	50	21	67	49	20	38	383	3	93	—	479
Income tax expense	77	23	8	40	—	9	11	168	2	(87)	—	83
Net earnings	209	131	33	105	59	31	58	626	56	(26)	—	656
Non-controlling interests	37	—	—	—	—	—	5	42	18	—	—	60
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	172	131	33	105	59	31	53	584	38	(59)	—	563
Goodwill	8,082	1,819	594	913	227	235	253	12,123	27	—	—	12,150
Total assets	18,786	9,451	3,376	6,347	4,550	2,210	3,930	48,650	1,566	84	(51)	50,249
Capital expenditures	468	269	107	200	223	54	125	1,446	31	—	—	1,477

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2018 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2019	2018
Regulatory assets
Deferred income taxes	1,532	1,532
Employee future benefits	459	485
Deferred energy management costs	246	230
Rate stabilization and related accounts	173	90
Deferred lease costs	113	110
Deferred operating overhead costs	113	103
Manufactured gas plant site remediation deferral	89	73
Generation early retirement costs	88	98
Derivatives	83	57
Other regulatory assets	394	400
Total regulatory assets	3,290	3,178
Less: Current portion	(333)	(324)
Long-term regulatory assets	2,957	2,854

Regulatory liabilities
Deferred income taxes	1,495	1,574
Asset removal cost provision	1,168	1,169
ROE complaints liability	203	206
Rate stabilization and related accounts	162	220
Energy efficiency liability	100	106
Renewable energy surcharge	85	85
Electric and gas moderator account	53	60
Other regulatory liabilities	234	206
Total regulatory liabilities	3,500	3,626
Less: Current portion	(640)	(656)
Long-term regulatory liabilities	2,860	2,970

7. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2019	2018
Long-term debt	21,980	23,165
Credit facility borrowings	764	1,066
Total long-term debt	22,744	24,231
Less: Deferred financing costs and debt discounts	(134)	(146)
Less: Current installments of long-term debt	(380)	(926)
	22,230	23,159

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

The long-term debt issuances for the six months ended June 30, 2019 are summarized below.

($ millions, except %)	Month Issued	Interest Rate (%)	Maturity	Amount		Use of Proceeds
ITC
Secured Notes	January	4.55	2049	US	50	(1)(2)(3)
Unsecured term loan credit agreement (4)	June	(5)	2021	US	200	(6)
FortisTCI
Unsecured non-revolving term loan (7)	February	(8)	2025	US	5	(2)(3)
CUC
Unsecured Notes	May	4.14	2049	US	40	(1)(2)(3)(6)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement is US$400 million.

(5)	Floating rate of a one-month LIBOR plus a spread of 0.60%

(6)	Repay maturing long-term debt

(7)	Maximum amount of borrowings under this agreement of US$10 million has been withdrawn.

(8)	Floating rate of a one-month LIBOR plus a spread of 1.75%

Fortis used the proceeds from the disposition of Waneta Expansion (Note 11) to repay credit facility borrowings and repurchase, via a tender offer, US$400 million of its outstanding 3.055% unsecured senior notes due in 2026. A gain on the repayment of debt of $11 million ($7 million after tax), net of expenses, was recognized in other income, net.

In July 2019 ITC issued 30-year US$50 million secured notes at 4.65%. The net proceeds were used to repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

Credit Facilities

As at June 30, 2019, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.3 billion, of which approximately $4.1 billion was unused, including $1.3 billion unused under the Corporation's committed revolving corporate credit facility, as follows.

			As at
	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2019	2018
Total credit facilities	3,917	1,381	5,298	5,165
Credit facilities utilized:
Short-term borrowings (1)	(305)	—	(305)	(60)
Long-term debt (including current portion) (2)	(764)	—	(764)	(1,066)
Letters of credit outstanding	(63)	(50)	(113)	(119)
Credit facilities unutilized	2,785	1,331	4,116	3,920

(1)	The weighted average interest rate was approximately 2.9% (December 31, 2018 - 4.2%).

(2)	The weighted average interest rate was approximately 2.9% (December 31, 2018 - 3.3%). The current portion was $306 million (December 31, 2018 - $735 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $4.9 billion of the total credit facilities are committed facilities with maturities ranging from 2020 through 2024.

There were no material changes in credit facilities, other than the amounts utilized, from that disclosed in the Corporation's 2018 Annual Financial Statements.

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

8. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 22 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the lease premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 37 years.

Leases were presented on the balance sheet as follows.

As at
($ millions)	June 30, 2019
Operating leases
Other assets	44
Accounts payable and other current liabilities	8
Other liabilities	35

Finance leases
Regulatory assets	121
Property, plant and equipment, net	432
Current installments of finance leases	231
Finance leases	331

The components of lease expense were as follows.
	June 30, 2019
($ millions)	Quarter Ended	Year-to-Date
Operating lease cost	3	5
Finance lease cost:
Amortization	5	9
Interest	12	24
Variable lease cost	13	22
Total lease cost	33	60

For the three and six months ended June 30, 2018, operating lease cost was $3 million and $5 million, respectively.

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

As of June 30, 2019, the present value of minimum lease payments was as follows.

($ millions)	Operating Leases	Finance Leases	Total
July - December 2019	5	239	244
2020	8	59	67
2021	7	32	39
2022	6	32	38
2023	4	33	37
Thereafter	24	1,109	1,133
	54	1,504	1,558
Less: Imputed interest	(11)	(942)	(953)
Total lease obligations	43	562	605
Less: Current installments	(8)	(231)	(239)
	35	331	366

As at December 31, 2018, the present value of minimum lease payments was as follows.

($ millions)	Total
2019	313
2020	77
2021	80
2022	49
2023	47
Thereafter	1,885
2,451
Less: Imputed interest and executory costs	(1,809)
Total capital lease and finance obligations	642
Less: Current installments	(252)
390

Supplemental lease information was as follows.	As at
June 30, 2019
Weighted-average remaining lease term (years)
Operating leases	10
Finance leases	21
Weighted-average discount rate (%)
Operating leases	4.2
Finance leases	5.4

	June 30, 2019
($ millions)	Quarter Ended	Year-to-Date
Cash payments included in lease liabilities
Operating cash flows used in operating leases	(3)	(5)
Operating cash flows used in finance leases	(4)	(9)
Financing cash flows used in finance leases	—	(15)
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	2	48

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

9. COMMON SHARES

During the second quarter of 2019, the Corporation issued approximately 2.8 million common shares under its at-the-market common equity program at an average price of $51.32 per share for gross proceeds of $142 million ($140 million net of commissions). The proceeds were used to fund capital expenditures.

10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Quarter Ended June 30
Components of net benefit cost
Service costs	19	20	7	7
Interest costs	32	28	7	6
Expected return on plan assets	(40)	(40)	(4)	(4)
Amortization of actuarial losses (gains)	6	12	(1)	—
Amortization of past service credits/plan amendments	(1)	—	(2)	(2)
Regulatory adjustments	—	—	1	2
Net benefit cost	16	20	8	9

Year-to-Date June 30
Components of net benefit cost
Service costs	38	41	14	15
Interest costs	63	56	13	12
Expected return on plan assets	(80)	(80)	(8)	(8)
Amortization of actuarial losses (gains)	12	24	(2)	—
Amortization of past service credits/plan amendments	(1)	—	(4)	(5)
Regulatory adjustments	1	—	3	3
Net benefit cost	33	41	16	17

Defined contribution pension plan expense for the three and six months ended June 30, 2019 was $10 million and $22 million, respectively (three and six months ended June 30, 2018 - $9 million and $20 million, respectively).

11. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment, and the related non-controlling interest has been removed from equity. Refer to Note 7 for use of proceeds.

For the three and six months ended June 30, 2019, excluding the gain on disposition, Waneta Expansion contributed $7 million and $17 million, respectively, to earnings before income tax expense (three and six months ended June 30, 2018 - $27 million and $37 million, respectively), of which Fortis' share was 51%.

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

12. OTHER INCOME, NET

	Quarter ended		Year-to-Date
	June 30		June 30
($ millions)	2019	2018	2019	2018
Equity component of allowance for funds used during construction	19	15	37	30
Gain on repayment of debt (Note 7)	11	—	11	—
Derivative gains (losses)	6	(4)	13	(8)
Interest income	4	4	8	8
Other	3	3	12	(3)
	43	18	81	27

13. INCOME TAXES

For the three months ended June 30, 2019 and 2018, the Corporation's effective tax rates were 14% and 17%, respectively. The decrease in the effective tax rate was driven primarily by the impact of accelerated capital cost allowance, partially offset by the disposition of the Waneta Expansion.

For the six months ended June 30, 2019 and 2018, the Corporation’s effective tax rates were 15% and 11%, respectively. The increase in the effective tax rate was driven primarily by the disposition of Waneta Expansion, along with a one-time remeasurement of the Corporation's deferred income tax liabilities in 2018 that resulted from an election to file a consolidated state income tax return, partially offset by the impact of accelerated capital cost allowance.

14. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2019			2018
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended June 30
Basic EPS	720	433.1	1.66	240	423.8	0.57
Potential dilutive effect of stock options	—	0.6		—	0.5
Diluted EPS	720	433.7	1.66	240	424.3	0.57

Year-to-Date June 30
Basic EPS	1,031	431.3	2.39	563	422.9	1.33
Potential dilutive effect of stock options	—	0.6		—	0.5
Diluted EPS	1,031	431.9	2.39	563	423.4	1.33

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

15. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2019	2018	2019	2018
Change in working capital
Accounts receivable and other current assets	237	48	135	32
Prepaid expenses	21	17	18	20
Inventories	(7)	(19)	16	33
Regulatory assets - current portion	(10)	(33)	(16)	(23)
Accounts payable and other current liabilities	(199)	(58)	(256)	(165)
Regulatory liabilities - current portion	(4)	55	3	12
	38	10	(100)	(91)

Non-cash investing and financing activities
Accrued capital expenditures	329	294	329	294
Common share dividends reinvested	76	66	151	129
Contributions in aid of construction	12	13	12	13
Right-of-use assets obtained in exchange for operating lease liabilities	2	—	48	—
Exercise of stock options into common shares	2	—	4	1
Gila River generating station Unit 2 capital lease	—	217	—	217

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the consolidated statements of cash flows.

Energy contracts subject to regulatory deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2019, unrealized losses of $83 million (December 31, 2018 - $57 million) were recognized as regulatory assets and unrealized gains of $13 million (December 31, 2018 - $9 million) were recognized as regulatory liabilities.

Energy contracts not subject to regulatory deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and six months ended June 30, 2019, unrealized gains of $8 million and $2 million, respectively, were recognized in revenue (three and six months ended June 30, 2018 - unrealized losses of $15 million and $21 million, respectively).

Total return swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $111 million and terms of one to three years expiring in January 2020, 2021 and 2022. Fair value was measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in the fair value of the total return swaps are recognized in other income, net and were not material for the three and six months ended June 30, 2019 and 2018.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2019 and 2020, and have a combined notional amount of $165 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three and six months ended June 30, 2019 and 2018.

Other investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three and six months ended June 30, 2019 and 2018.

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	37	8	45
Energy contracts not subject to regulatory deferral (2)	—	12	7	19
Total return swaps (2)	7	—	—	7
Other investments (4)	122	—	—	122
	129	49	15	193

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(96)	(19)	(115)
Energy contracts not subject to regulatory deferral (5)	—	(6)	—	(6)
	—	(102)	(19)	(121)

As at December 31, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	33	8	41
Energy contracts not subject to regulatory deferral (2)	—	13	3	16
Other investments (4)	155	—	—	155
	155	46	11	212

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(86)	(3)	(89)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Foreign exchange contracts, interest rate and total return swaps (5)	(8)	(1)	—	(9)
	(8)	(88)	(3)	(99)

(1)
Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement. The change in level 3 from December 31, 2018 was immaterial.

(2)	Included in accounts receivable and other current assets or other assets

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(4)	Included in other assets

(5)	Included in accounts payable and other current liabilities or other liabilities

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at June 30, 2019
Derivative assets	64	36	20	8
Derivative liabilities	(121)	(36)	—	(85)

As at December 31, 2018
Derivative assets	57	28	16	13
Derivative liabilities	(90)	(28)	—	(62)

Volume of Derivative Activity

As at June 30, 2019, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2019	2018
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	726	774
Electricity power purchase contracts (GWh)	2,880	651
Gas swap contracts (PJ)	185	203
Gas supply contract premiums (PJ)	280	266
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	3,442	1,440
Gas swap contracts (PJ)	40	37

(1)	GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivatives. Credit risk is limited by net settling payments when possible and dealing only with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $115 million as of June 30, 2019 (December 31, 2018 - $75 million).

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased this exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of US dollar-denominated subsidiary earnings.

As at June 30, 2019, US$2,735 million (December 31, 2018 - US$3,441 million) of net investment in foreign subsidiaries was hedged by the Corporation's corporately issued US dollar-denominated long-term debt and approximately US$8,780 million (December 31, 2018 - US$7,970 million) was unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2019, the carrying value of long-term debt, including current portion, was $22,744 million (December 31, 2018 - $24,231 million) compared to an estimated fair value of $25,451 million (December 31, 2018 - $25,110 million). Long-term debt is fair valued using level 2 inputs.

The fair value of long-term debt is calculated using quoted market prices or, when unavailable, by either: (i) discounting the associated future cash flows at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt with similar maturities. Since the Corporation does not intend to settle the long-term debt prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

17. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2018 Annual Financial Statements, except as follows.

In the first quarter of 2019, FortisBC Energy entered into two separate agreements to purchase pipeline capacity on the Westcoast Pipeline over a 42-year term, beginning in the fourth quarter of 2020, increasing gas purchase obligations by a total of approximately $334 million.

F - 22

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended June 30, 2019 and 2018 (Unaudited)

In March 2019 UNS Energy entered into a build-transfer agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, which is expected to be completed by December 2020. UNS Energy expects to make payments under the agreement of US$259 million in 2019 and US$111 million in 2020, contingent upon certain performance obligations.

On April 16, 2019, Waneta Expansion ceased to be a related party (Note 11). This resulted in the disclosure of power purchase obligations of approximately $2.6 billion related to FortisBC Electric's agreement to purchase capacity from Waneta Expansion over the 40-year agreement that began in April 2015.

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

F - 23